ADAMA TECHNOLOGIES CORPORATION
76/7 Zalman Shazar Street.
Hod Hasharon, Israel 45350
972-(72) 2121324

November 2, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Jessica Plowgian, Esq.

Re:	Form 10-K for Fiscal Year Ended December 31, 2008 Filed January 26, 2009
Form 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009 File No. 333-148910

Dear Ms. Plowgian:

The Company hereby submit this letter via Edgar, in response to the Securities and Exchange Commission’s (the “Commission”) comment letter, dated September 24, 2009, with reference to the Annual Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2009 (the “Quarterly Report”), and supplementally responds to the Commission's comments to the Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009 and the Quarterly Report as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15, Exhibits, page 14

1.           Comment No. 1.         We note that the company has entered into “working capital loans” with certain directors, officers and stockholders. Please file all notes or agreements, evidencing any loans with directors or officers as exhibits to your next periodic filings.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response to Comment No. 1.     I, Aviriam Malik, the President, Chief Executive Officer and a shareholder of the Company, advanced loans to the Company, which were used for working capital purposes. There are no formal written agreements between the Company and me. The loans have no repayment terms and bear no interest.

Signatures, page 15

2.           Comment No. 2.         Please note that your Form 10-K must also be signed by your controller or principal accounting officer.

Response to Comment No. 2.         We note the Commission’s comment and hereby confirm that we will file an amendment to include the signature of the Principal Accounting Officer.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2.  Management’s Discussions and Analysis or Plan of Operations, page 3

Our Business, page 4

3.           Comment No. 3.         We note that your business discussion only addresses the patented MBS technology. We also noted the disclosure in your Form 10-Q for the period ended March 31, 2009 which indicate that your flagship product was the wireless data program derived from the patent you obtained from Mr. Sheffer. Please expand your disclosure in future filings to address the extent to which the company still intends to continue to develop the wireless data program technology.

Response to Comment No. 3         We note the Commission’s comment and hereby confirm that the Company will expand its disclosure in the Form 10-Q for the Fiscal Quarter ended September 30, 2009 and other future filings to indicate that the Company no longer intends to pursue the business of the developing the wireless data program technology.

Liquidity and Capital Resources, page 6

4.           Comment No. 4.         We note your discussion that you are obligated to pay Solucorp Industries Ltd. $1,000,000 and that you paid $100,000 of that amount as of June 30, 2009. We further note the disclosure in Note 8 to the Financial Statements that this amount payable to Solucorp by October 27, 2009.  Item 303(a)(1) of Regulation S-K requires a company to identify any known demands or commitments that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.  Please amend your 10-Q to address whether you anticipate being able to make this payment , the manner in which you would raise the funds to make this payment and, to the extent you do not anticipate being able to make this payment in a timely manner, any potential, any potential fines or penalties you may be obligated to pay.

Response to Comment No.4.         We note the Commission’s comment and we are amending the Quarterly Report to reflect such comment. Amendment No. 1 to the Quarterly Report will be filed on or before November 15, 2009.

Item 2 Unregistered Sale of Equity Securities and Use of Proceeds, page 6

5.           Comment No. 5         We note that you completed a sale of shares pursuant to Regulation S during the six months ended June 30, 2009.  In the amended 10-Q provide all of the disclosures required by Item 701 of Regulation S-K with respect to this transaction, including the class of persons to whom the securities were sold and briefly state the facts you relied upon to make Regulation S available.

Response to Comment No. 5.         We note the Commission’s comment and Amendment No. 1 to the Quarterly Report, which will be filed on or before November 15, 2009, will reflect such comment.

In addition to submitting the foregoing responses via EDGAR, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours,

/s/ Avriam Malik

Avriam Malik
Chief Executive Officer